                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                      Fresenius Medical Care AG & Co. KGaA
                   (formerly called Fresenius Medical Care AG)
                                (NAME OF ISSUER)

                        Ordinary Shares without par value
                         (TITLE OF CLASS OF SECURITIES)

                                   358029 10 6
                                 (CUSIP NUMBER)

                            Charles F. Niemeth, Esq.
                              Baker & McKenzie LLP
                           1114 Avenue of the Americas
                               New York, NY 10036
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                February 10, 2006
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 358029 10 6                  13D

--------------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     FRESENIUS AKTIENGESELLSCHAFT
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)

     N/A
--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     GERMANY
--------------------------------------------------------------------------------
     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
--------------------------------------------------------------------------------
     7.   SOLE VOTING POWER

          35,534,342
--------------------------------------------------------------------------------
     8.   SHARED VOTING POWER

          35,534,342
--------------------------------------------------------------------------------
     9    SOLE DISPOSITIVE POWER

          35,534,342
--------------------------------------------------------------------------------
     10   SHARED DISPOSITIVE POWER

          35,534,342
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     35,534,342
--------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    36.8%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                              CO
--------------------------------------------------------------------------------


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

     The Schedule 13D dated October 10, 1996 and filed on October 15, 1996 by Fresenius Aktiengesellschaft with the United States Securities and Exchange Commission (the "Commission") is hereby amended as set forth below. In accordance with Rule 101(a)(ii) of Regulation S-T of the Commission, this
Schedule 13D (Amendment No. 1) also amends and restates in its entirety such original Schedule 13D.

ITEM 1. SECURITY AND ISSUER

     This Schedule 13D (Amendment No. 1) relates to the ordinary shares without par value (previously designated the ordinary shares, nominal value DM 5 per share) of Fresenius Medical Care AG & Co. KGaA ("FMC-AG & Co. KGaA"), formerly called Fresenius Medical Care AG ("FMC-AG"). On February 10, 2006, the Company completed a transformation of its legal form under German law from a German stock corporation (Aktiengesellschaft) called Fresenius Medical Care AG to a partnership limited by shares (Kommanditgesellschaft auf Aktien). As used in this Schedule 13D (Amendment No. 1), the "Company" refers to both FMC-AG prior to the transformation of legal form and to FMC-AG & Co. KGaA after the transformation of legal form. The Company's address is Else-Kroner Strasse 1, 61352 Bad Homburg v.d.H., Germany.

ITEM 2. IDENTITY AND BACKGROUND

     This Schedule 13D (Amendment No. 1) is filed by Fresenius Aktiengesellschaft ("Fresenius AG"), a German Stock corporation (Aktiengesellschaft) having its principal executive offices at Else-Kroner Strasse 1, 61352 Bad Homburg v.d.H., Germany. Fresenius AG is a global health care company with products and services for kidney dialysis, hospitals and medical care of patients at home. Fresenius AG conducts business in three business segments:

     Fresenius Medical Care (the Company): The Company is the world's largest kidney dialysis company (based on publicly reported revenues and patients treated). The Company is engaged in both providing dialysis care and manufacturing dialysis products. At December 31, 2005, the Company provided dialysis treatment to over 131,450 patients in 1,680 clinics worldwide located in 27 countries. The Company also develops and manufactures a complete range of equipment, systems and disposable products for dialysis which it sells to customers in over 100 countries. In the United States, the Company also performs clinical laboratory testing and provides inpatient dialysis services, therapeutic apheresis and other services under contract to hospitals.

     Fresenius Kabi AG: Fresenius Kabi AG is the European leader in the field of nutrition and infusion therapy with subsidiaries and distributors worldwide. Fresenius Kabi AG has a leading position in Europe in the field of transfusion technology. Its fields of activity are infusion therapy, parenteral nutrition, enteral nutrition, infusion technology and transfusion technology. The products are used in hospitals as well as in out-patient care.

     Fresenius ProServe: Fresenius ProServe specializes in international healthcare services and facilities management. Through its subsidiaries, Fresenius ProServe offers services ranging from consultancy, planning, constructing and equipping of hospitals to the technical and general management and operation of health facilities all over the world. It also provides planning, construction, services and technical operation of medical-technical and pharmaceutical production plants. Fresenius ProServe's operations also include a 94% interest in HELIOS Kliniken GmbH ("HELIOS"), one of the largest private hospital operators in Germany, which Fresenius AG acquired on December 22, 2005. As of September 30, 2005, HELIOS operated 24 hospitals with a total capacity of approximately 9,300 beds. HELIOS is the only hospital chain in Germany that operates four maximum-care hospitals. HELIOS has approximately 18,000 employees (of which approximately 14,570 are full-time employees) and performs approximately 330,000 inpatient and approximately 700,000 outpatient treatments annually.

     The share capital of Fresenius AG consists of ordinary shares and non-voting preference shares ("Fresenius AG Ordinary Shares" and "Fresenius AG Preference Shares," respectively), each of which are issued only in bearer form. Accordingly, Fresenius AG has no way of determining who its shareholders are or how many shares any particular shareholder holds. However, under the German Securities Exchange Law (Wertpapierhandelsgesetz), holders of voting securities of a German company listed on the official market (amtlicher Handel) of a German stock exchange or a corresponding trading segment of a stock exchange within the European Union are obligated to notify an issuer of the level of their holding whenever such holding reaches, exceeds or falls below certain thresholds, which have been set at 5%, 10%, 25%, 50% and 75% of a company's outstanding voting rights. Based on the most recent information available, Fresenius AG has been informed that the Else Kroner-Fresenius Stiftung (the "Foundation") holds approximately 64.8% of the voting rights of Fresenius AG as at December 31, 2005. Approximately 61.0% of the ordinary shares of Fresenius AG are held directly by, and approximately 3.8% of the voting rights are attributable to, the Foundation.

     The Foundation serves to promote medical science, primarily in the fields of research and treatment of illness, including the development of apparatus and preparations (e.g., artificial kidneys) for such purposes. The Foundation may promote only those research projects the results of which will be generally accessible to the public. The Foundation further serves to promote the education of physicians or of others concerned with the treatment and care of sick persons, primarily those working in the field of dialysis, as well as to promote the education of particularly gifted pupils and students. The current members of the Board of Management of the Foundation are Mr. Rudolf Herfurth and Dr. Gabriele Kroner. Dr. Kroner is also a member of the Supervisory Board of Fresenius AG. Pursuant to the terms of Mrs. Else Kroner's will, under which the Foundation acquired most of its Fresenius AG Ordinary Shares, Mrs. Kroner's executors exercise voting and dispositive power over the Fresenius AG Ordinary Shares held by the Foundation. The persons presently serving as the executors of Mrs. Kroner's estate are Dr. Karl Schneider, Dr. Dieter Schenk and Mr. Winfried Baranowski. Dr. Schneider and Dr. Schenk are each members of the supervisory board


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
of Fresenius AG. Dr. Schenk is also deputy chairman of the supervisory board of the Company and of the supervisory board of the general partner of the Company and chairman of the administrative board ("Verwaltungsrat")of the Foundation. Mr. Baranowski is a retired partner of the accounting firm KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprufungsgesellschaft.
Additional information regarding Dr. Gabriele Kroner, Dr. Schneider and Dr. Schenk is set forth in Schedule A to this Schedule 13D (Amendment No. 1). Under the beneficial ownership rules of the Commission, because they hold dispositive power over the Fresenius AG Ordinary Shares held indirectly by the Foundation, Mrs. Kroner's executors may be deemed to beneficially own the Fresenius AG Ordinary Shares held by the Foundation.

     In addition to the foregoing, Allianz Lebensversicherungs-AG informed Fresenius AG in November 2005 that it owns 9.7% of the Fresenius AG Ordinary Shares.

     Information with respect to the members of the supervisory board and the members of the management board of Fresenius AG is set forth in Schedule A to the Schedule 13D (Amendment No. 1).

     During the past five years, none of Fresenius AG, the members of Fresenius AG's managing board or, to Fresenius AG's knowledge and belief, the members of Fresenius AG's supervisory board, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was any of them a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as result such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation of such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The consideration paid by Fresenius AG for the 35,210,000 ordinary shares of the Company that it acquired pursuant to the Reorganization Agreement described in Item 4 below consisted of the worldwide dialysis business of Fresenius AG ("Fresenius Worldwide Dialysis" or "FWD"), including its direct and indirect interest in Fresenius USA, Inc. ("FUSA"). Prior to completion of the transactions under the Reorganization Agreement, FUSA was a majority-owned, publicly-held subsidiary of Fresenius AG through which Fresenius AG conducted its North American dialysis products business. Fresenius AG acquired the consideration that it paid for its purchase of the Abbott Warrants described in
Item 6 below, pursuant to which Fresenius AG acquired beneficial ownership of 324,342 additional ordinary shares, from its working capital.

     In connection with the transformation of legal form described in Item 4, below, the ordinary shares of the Company became ordinary shares of FMC-AG & Co. KGaA. To the extent the transformation of legal form may be deemed to be an "acquisition" of the ordinary shares of FMC-AG & Co. KGaA, the consideration for such acquisition consisted of the ordinary shares of FMC-AG held by Fresenius AG.


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

     Fresenius Medical Care Management AG ("Management AG"), a wholly-owned subsidiary of Fresenius AG, is the general partner of FMC-AG & Co. KGaA. Fresenius AG founded Management AG in 2005 and increased its share capital to EUR 1,500,000. Fresenius AG funded its investment in Management AG from its working capital.

ITEM 4. PURPOSE OF TRANSACTION

1996 Reorganization Agreement

     On September 30, 1996, Fresenius AG, W.R. Grace & Co. ("Grace") and FUSA completed the transactions contemplated by an Agreement and Plan of Reorganization dated as of February 4, 1996, as amended (the "Reorganization Agreement") among Fresenius AG, Grace and FUSA. Pursuant to the Reorganization Agreement, the Company acquired the health care business of National Medical Care, Inc. ("NMC"), which became an indirect subsidiary of the Company. Prior to the closing under the Reorganization Agreement, Fresenius AG contributed FWD to the Company in consideration of the issuance of 35,210,000 ordinary shares constituting 50.3% of the Company's ordinary shares. Holders of Grace common stock and the minority holders of FUSA common stock received approximately 44.8% and approximately 4.9%, respectively, of the Company's outstanding ordinary shares on a fully diluted basis. Ordinary shares issued to the former holders of Grace common stock and the former minority holders of FUSA common stock were issued in the form of American Depositary Shares ("ADSs") evidenced by American Depositary Receipts ("ADRs"), with each ADS representing the right to receive one-third of an ordinary share.

     Fresenius AG entered into the Reorganization Agreement in 1996 to combine its experience in developing and manufacturing products for all forms of dialysis treatment with NMC's expertise in patient treatment, and in the belief that combining Fresenius Worldwide Dialysis with NMC would enhance quality in dialysis treatment and generate further improvements in patient care. Fresenius AG also believed that the vertical integration of the FWD business and the NMC business would position the Company to compete effectively in a health care environment increasingly dominated by managed care programs, and thereby ensure future growth and success, which Fresenius AG felt was in the best interests of Fresenius AG, the Company, FUSA, Grace, and their respective shareholders.

Transformation and Conversion

     On February 10, 2006, the Company completed a transformation of its legal form under German law (the "Transformation"). Upon registration of the Transformation in the commercial register of the local court in Hof an der Saale, which occurred on February 10, 2006, the Company's legal form was changed from a stock corporation (Aktiengesellschaft) to a partnership limited by shares (Kommanditgesellschaft auf Aktien) with the name Fresenius Medical Care AG & Co. KGaA. The Company as a KGaA is the same legal entity under German law as the former stock corporation. Upon effectiveness of the Transformation, the share capital of FMC-AG became the share


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

capital of FMC-AG & Co. KGaA and persons who were shareholders of FMC-AG became shareholders of the Company in its new legal form. Shareholders in FMC-AG & Co. KGaA participate in all economic respects, including profits and capital, to the same extent and (except as modified by the share conversion described below) with the same number of ordinary shares and preference shares in FMC-AG & Co. KGaA that they held in FMC-AG prior to the Transformation. Fresenius Medical Care Management AG ("Management AG"), a wholly-owned subsidiary of Fresenius AG, is the general partner of FMC-AG & Co. KGaA. The Transformation was approved by the Company's shareholders during an Extraordinary General Meeting held on August 30, 2005 ("EGM").

     Prior to the effectiveness of the Transformation, and as approved by the EGM and by a separate vote of the Company's preference shareholders at a separate meeting of the preference shareholders held immediately following the EGM, the Company offered holders of its non-voting preference shares (including preference shares represented by ADSs) the opportunity to convert their shares into ordinary shares at a conversion ratio of one preference share plus a conversion premium of E9.75 per ordinary share or E3.25 per ordinary share ADS (the "Conversion"). The Company has announced that 26,629,422 preference shares were converted pursuant to the Conversion, increasing the number of ordinary shares of FMC-AG & Co. KGaA outstanding after the Conversion and Transformation by 26,629,422 shares. The Company also announced that 1,132,757 preference shares were not converted and remained outstanding. Persons who held ordinary shares in FMC-AG prior to the Transformation hold the same number of voting ordinary shares in FMC-AG & Co. KGaA, and persons who held preference shares in FMC-AG prior to the Transformation and did not convert their preference shares hold the same number of non-voting preference shares in FMC-AG & Co. KGaA as they held in FMC-AG prior to the Transformation.

     After the Conversion and the Transformation, holders of the Company's ordinary shares and ADSs representing the ordinary shares continue to have substantially similar rights, but experienced some dilution of their voting rights due to the increase in the outstanding number of ordinary shares. Preference shareholders who chose to convert their shares into ordinary shares no longer have preference rights. Preference shareholders who chose not to convert their shares retain their preference rights and continue to have substantially similar rights as prior to the Transformation. They may, however, suffer financial disadvantages due to substantially reduced liquidity of the preference shares caused by the reduced number of preference shares outstanding.

     Upon consummation of the Transformation, the members of the Company's supervisory board and the members of the Company's management board became the members of the supervisory board and management board, respectively, of Management AG, and the current members of the Company's supervisory board (other than Dr. Ulf M. Schneider, who resigned from the supervisory board of FMC-AG & Co. KGaA effective upon the Transformation) also continued as the initial members of the supervisory board of FMC-AG & Co. KGaA.


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

     The Company has stated that it believes that the Conversion and Transformation will increase its financial and operative flexibility by increasing the number of publicly held ordinary shares (the "free float"), which the Company expects will increase the liquidity of the ordinary shares and strengthen its position on the DAX, the index of 30 major German stocks, while still substantially maintaining its existing corporate governance. The Company has also stated that it believes that such increased liquidity will allow it to attract equity financing for pursuit of its long-term growth objectives and strategies, which will help it maintain and improve its position as a leading global integrated provider of dialysis products and services.

     The Company developed its proposals for the Transformation and the Conversion in consultation with Fresenius AG. Prior to the Transformation and the Conversion, Fresenius AG held approximately 35.53 million of the Company's ordinary shares, constituting approximately 50.8% of the outstanding ordinary shares. As the holder of a majority of the Company's voting shares, Fresenius AG was in a position to determine the results of most matters submitted to the Company's general meeting of shareholders, including resolutions on the election of members of the Company's supervisory board and the appointment of the Company's auditors. Accordingly, Fresenius AG controlled the Company. By virtue of such majority voting rights and resulting control, Fresenius AG was entitled and obligated to consolidate the Company's financial statements completely in its group financial statements. The ability to consolidate is of major significance for Fresenius AG because it provides comparable group financial statements on a consistent basis and capital markets transparency. Furthermore, for Fresenius AG as an actively managed group it is of utmost importance to retain management control over the Company through ownership of the general partner interest.

     Fresenius AG supported the Transformation and the Conversion and voted all of its shares in the Company in favor of the Transformation, the Conversion and the related resolutions at the EGM held August 30. Fresenius AG believes that the Transformation will enable Fresenius AG to retain management control over the Company (through ownership of the general partner interest) notwithstanding the increase in the free float of ordinary shares resulting from the Conversion (and the resulting decrease in Fresenius AG's beneficial ownership of ordinary shares below an absolute majority) or other issuances of ordinary shares in the future. Under the Company's corporate structure prior to the Transformation, any such issuance of additional ordinary shares would have reduced Fresenius AG's ownership of the Company's ordinary shares below an absolute majority, causing Fresenius AG to lose its ability to consolidate the Company in its own group financial statements. Therefore, since its inception, the Company raised equity capital solely through the issuance of non-voting preference shares due to Fresenius AG's desire to retain an absolute majority of the Company's voting ordinary shares. The Company has stated that it believes that its non-voting preferences shares are less attractive to investors than ordinary shares. In the Company's new legal form as a KGaA, management of the Company is controlled by the general partner rather than the voting majority of the Company's ordinary shares. As sole shareholder of the general partner, Fresenius AG will continue to control the management of the Company after the Transformation and Conversion, notwithstanding the resulting decrease in Fresenius


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AG's percentage ownership of the Company's ordinary shares. Therefore, the
Company's new capital structure allows the Company to issue ordinary shares without causing Fresenius AG to lose control over the management of the Company.

     Because Fresenius AG's control of the Company in KGaA form is now based on its ownership of the general partner of the Company, rather than on ownership of the Company's voting shares, under German law Fresenius AG could significantly reduce its holdings of the Company's share capital while retaining control over the Company. Therefore, the Transformation could be viewed as a transaction that will impede a change of control of the Company. However, the articles of association of FMC-AG & Co. KGaA provide that a parent company within the FMC-AG & Co. KGaA group must hold an interest of more than 25% of the total share capital of the Company. As a result, the general partner will be required to withdraw from FMC-AG & Co. KGaA if its shareholder no longer holds, directly or indirectly, more than 25% of the total share capital of the Company. The articles also provide that the general partner must withdraw if the shares of the general partner are acquired by a person who does not make an offer under the German Takeover Act to acquire the shares of the other shareholders of the Company within three months of its acquisition of the general partner. Under that provision, the consideration to be offered to shareholders must include any portion of the consideration paid for the general partner's shares in excess of the general partner's equity capital, even if the parties to the transaction allocate the premium solely to the general partner's shares. The provision is intended to enable the Company's shareholders to participate in any potential control premium paid for the shares of the general partner. However, the obligations to make the purchase offer and extend the control premium to shareholders could discourage potential purchasers of the general partner from doing so, and could therefore be deemed to have the effect of discouraging a change of control of the Company.

     The Company has announced that upon completion of the Transformation and the Conversion, 1,132,757 preference shares, including 191,673 preference ADSs representing 63,891 preference shares (3 preference share ADSs equal one preference share) remained outstanding. Accordingly, while the preference shares are listed on the Frankfurt Stock Exchange and the preference ADSs remain listed on the New York Stock Exchange, Fresenius AG expects that the trading market for the preference shares and the preference ADSs will by highly illiquid. In addition, the New York Stock Exchange has advised the Company that if the number of publicly held preference ADSs falls below 100,000, that preference ADSs are likely to be delisted from that exchange.

     The transactions contemplated by the Reorganization Agreement were consummated in September 1996 and the Transformation and the Conversion became effective on February 10, 2006. Except for the Transformation and the Conversion, Fresenius AG (and, to its knowledge, the supervisory board and the management board of Fresenius AG) has no plans or proposals that relate to or would result in the occurrence of any of the transactions or events described in paragraphs (a) through (j) of Item 4 of Schedule 13D.


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

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     On the date of this Schedule 13D, Fresenius AG is the beneficial owner of 35,534,342 ordinary shares (equivalent to 106,603,026 American Depositary Shares ("ADSs")), constituting approximately 36.8% of the Company's outstanding voting shares. Of such 35,534,342 ordinary shares (i) Fresenius AG acquired 35,210,000 ordinary share (equivalent to 105,630,000 ADSs) in connection with the formation of the Company in consideration of its contribution of Fresenius Worldwide Dialysis to the Company, and (ii) beneficial ownership of 324,342 ordinary shares (equivalent to 973,026 ADSs) reverted to Fresenius AG when Fresenius AG purchased certain warrants to purchase ordinary shares (the "Abbott Warrants") in July 2000 (for a description of the Abbott Warrants, see Item 6, below).

     As of the date of this Schedule 13D (Amendment No. 1), to the best knowledge of Fresenius AG, none of the members of the management board and supervisory board beneficially owns more than 1% of the ordinary shares of the Company. Fresenius AG disclaims any beneficial interest in any ordinary shares beneficially owned by such persons.

     As a result of the increase in the number of ordinary shares of the Company outstanding resulting from the Conversion, as described in Item 4, Fresenius AG's beneficial ownership of the Company's ordinary shares was reduced from approximately 50.8% of the Company's outstanding ordinary shares to approximately 36.8% of the Company's outstanding ordinary shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     In connection with the consummation of the transactions under the Reorganization Agreement, Fresenius AG entered into certain agreements relative to the Company's ordinary shares owned or held by it, as follows:

Roll-over Options

     Pursuant to the Reorganization Agreement, upon the closing thereunder, outstanding options to purchase Grace Common Stock held by employees of NMC and outstanding options to purchase FUSA Common Stock held by FUSA employees were to be exchanged for equivalent options with respect to the Company's ordinary shares ("Rollover Options"). Under German corporate law applicable at the time, however, the ordinary shares issuable upon exercise of the Rollover Options could not be reserved for issuance by the Company and issued upon the exercise of the options, as is typically done by United States corporations. Instead, pursuant to an agreement (the "Merger Mechanics Agreement") among the Company, Fresenius AG, FUSA, Fresenius Securities, Inc., Grace, and Morgan Guaranty Trust Company, as escrow agent, upon the closing under the Reorganization Agreement, the ordinary shares issuable upon exercise of the Rollover Options were issued to Fresenius AG, which held such shares pending exercise of the options. Upon exercise of any of these options, the option exercise price was paid


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

to the Company and Fresenius AG delivered the ordinary shares to the depositary for the ordinary shares against issuance of ADSs in the name of the option holder. Fresenius AG agreed that it would not exercise voting power with respect to, and would return any dividends paid on, the ordinary shares underlying Rollover Options issued to NMC employees. Upon cancellation or expiration without exercise of options issued in replacement of options relating to Grace Common Stock, the underlying ordinary shares held by Fresenius AG were to be returned to the Company at no cost to it. Upon cancellation or expiration without exercise of options issued in replacement of options relating to FUSA common stock, the underlying ordinary shares were to revert to Fresenius AG. Fresenius AG did not acquire any ordinary shares upon the reversion of ordinary shares underlying Rollover Options, and no longer holds any ordinary shares underlying Rollover Options.

Abbott Warrants

     At the time of the closing under the Reorganization Agreement, Abbott held certain warrants (the "FUSA Warrants") to purchase FUSA common stock. In connection with the closing, and pursuant to a Warrant Sale and Exchange Agreement (the "Exchange Agreement") among the Company, Fresenius AG, FUSA and Abbott (i) Abbott surrendered a portion of the FUSA Warrants to purchase 875,000 shares of FUSA common stock and Fresenius USA paid Abbott $11,812,500 (equal to the product of such number of shares and the excess of $21.50 over $8.00, the exercise price of the FUSA Warrants, (ii) the ordinary shares underlying the ADSs issuable in respect of the remaining shares of FUSA common stock subject to the FUSA Warrants (consisting to 324,342 ordinary shares) were issued to Fresenius AG at the closing, and (iii) Fresenius AG issued warrants (the "Abbott Warrants") to Abbott, granting Abbott the right to purchase such shares. Fresenius AG agreed that upon Abbott's exercise of the Abbott Warrants, Fresenius AG would deliver to Abbott the ordinary shares issuable in accordance with the terms of the Abbott Warrants (or, at Abbott's election, Fresenius AG would deliver such shares to the depositary against issuance of ADRs evidencing the appropriate number of ADSs). The exercise price payable upon exercise of the Abbott Warrants was to be retained by Fresenius AG and, upon expiration without exercise of the Abbott Warrants, Fresenius AG would retain the ordinary shares issued to it in respect of the Abbott Warrants. The Company and Abbott also entered into a registration rights agreement giving Abbott the rights to require the Company to register under the Securities Act of 1933, as amended, the ordinary ADSs issuable to Abbott upon exercise of the Abbott Warrants.

     In July 2000, Fresenius AG purchased the Abbott Warrants from Abbott for a purchase price of $16,000,000. In connection with the purchase, the Abbott Warrants were canceled and Fresenius AG acquired beneficial ownership of the 324,342 ordinary shares previously underlying the Abbott Warrants, free of any interest attributable to the Abbott Warrants.

Pooling Agreements

     Pursuant to an agreement (the "Ordinary Shares Pooling Agreement") among


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

Fresenius AG, the Company and the "Independent Directors" (as defined below) of the Company entered into in connection with the closing of the Reorganization Agreement in 1996, Fresenius AG agreed that one-third of the members of the Company's supervisory board (but not less than two members) will be persons who do not have any substantial business or professional relationship with Fresenius AG or the Company or any of their affiliates ("Independent Directors"). Fresenius AG also agreed to cause the Company to provide certain protections for holders of ordinary shares other than Fresenius AG and its affiliates. These provisions include supervisory board approval for certain transactions between Fresenius AG and the Company, obligations to prepare the financial statements in its Commission filings in accordance with US GAAP, standstill protections for a period of three years following the closing under the Reorganization Agreement, certain other restrictions on dispositions of ordinary shares by Fresenius AG and "tag-along" rights in connection with a sale of a controlling interest in the Company during the term of the Ordinary Shares Pooling Agreement. The Ordinary Shares Pooling Agreement is governed by New York law and provides that it will be enforceable in the state and federal courts in New York.

     In November 1996, in connection with the Company's public offering of its non-voting preference shares, Fresenius AG, the Company and the Company's Independent Directors entered into a second pooling agreement (the "Preference Shares Pooling Agreement") containing substantially similar provisions for the benefit of the holders of the Company's preference shares.

     In connection with the Transformation and the Conversion, Fresenius AG entered into a Pooling Agreement among itself, the Company, Management AG and the Company's present Independent Directors providing for similar benefits to the holders of ordinary shares and preference shares of FMC-AG & Co. KGaA, including a requirement that at least two members of Management AG's supervisory board be Independent Directors within the definition set forth above (except that membership on the supervisory board of Management AG will not disqualify a member from Independent Director status).

     The descriptions of the Merger Mechanics Agreement, the Exchange Agreement, the Abbott Warrants, the Ordinary Shares Pooling Agreement, the Preference Shares Pooling Agreement and the new Pooling Agreement for FMC-AG & Co. KGaA set forth in this Item 6 are qualified in their entirety by the terms of such agreements, copies of which have been filed or incorporated by reference as exhibits to this Schedule 13D, as amended by the Schedule 13D (Amendment No. 1).

Other Agreements

     The general partner, which is owned by Fresenius AG, will not make any capital contribution to the Company in respect of its general partnership interest, and will not receive dividends or distributions from the Company on that interest. However, under the articles of association of FMC-AG & Co. KGaA, the general partner will receive compensation equal to 4% of its capital (EUR 1,500,000, resulting in annual compensation of EUR 60,000) for assuming the liabilities (as general partner) and


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

management of FMC-AG & Co. KGaA. In addition, under the articles of association of FMC-AG & Co. KGaA, the general partner will be compensated for all outlays in connection with conducting the business of the Company, including the remuneration of the members of the general partner's management board and supervisory board.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit   Document
-------   --------
   1      Merger Mechanics Agreement dated September 13, 1996 among Fresenius
          Medical Care AG, Fresenius AG, Fresenius USA, Inc., Fresenius
          Securities, Inc., W.R. Grace, & Co. and Morgan Guaranty Trust Company
          of New York (now known as JPMorgan Chase Bank, N.A.), as Escrow Agent
          (previously filed).

   2.     Warrant Sale and Exchange Agreement dated September 27, 1996 among
          Fresenius Medical Care AG, Fresenius AG, Fresenius USA, Inc. and
          Abbott Laboratories (previously filed).

   3. Share Purchase Warrant dated September 30, 1996 issued by Fresenius AG to Abbott Laboratories (previously filed).

   4.     Ordinary Shares Pooling Agreement dated as of September 27, 1996 among
          Fresenius Medical Care AG, Fresenius AG and the individuals acting from time to time as the Independent Directors of Fresenius Medical
          Care AG (previously filed).

   5. Preference Shares Pooling Agreement dated as of November 27, 1996 among Fresenius Medical Care AG, Fresenius AG and the individuals acting from time to time as the Independent Directors of Fresenius
          Medical Care AG (Incorporated by reference to the Annual Report on
          Form 20-F of Fresenius Medical Care AG for the year ended December 31,
          1996, filed April 7, 1997)

   6      Pooling Agreement among, Fresenius Medical Care Management AG,
          Fresenius AG and the individuals acting from time to time as the Independent Directors of the Supervisory Board of Fresenius Medical
          Care Management AG (incorporated by reference to Exhibit 2.3 to the
          Annual Report on Form 20-F of Fresenius Medical Care AG & Co. KGaA for the year ended December 31, 2005, filed March 2, 2006)


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

                                   SIGNATURES

     After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this statement is true, complete and correct.

Dated: April 5, 2006

                                        FRESENIUS AKTIENGESELLSCHAFT


                                        By: /s/ Ulf Markus Schneider
                                            ------------------------------------
                                        Name: Ulf Markus Schneider
                                        Title: Chairman of the Management Board
                                               and Chief Executive Officer


                                        By: /s/ Stephan Sturm
                                            ------------------------------------
                                        Name: Stephan Sturm
                                        Title: Member of the Management Board
                                               and Chief Financial Officer



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

                                   SCHEDULE A

     The members of Fresenius AG's supervisory board and of its management board, their present principal occupations or employment (including the name, principal business and address of any such employer), and their business or residence addresses, are set forth below. Except as set forth below, the business address of all of the members of the supervisory board and the management board is Else-Kroner Strasse 1, 61352 Bad Homburg v.d.H., Germany. All of the persons listed below are citizens of Germany, except for Dr. Ben Lipps, who is a citizen of the United States.

MEMBERS OF THE SUPERVISORY BOARD

Dr. h.c. Hans Kroner
Honorary Chairman of the Supervisory Board
Postfach 1852
61288 Bad Homburg v.d.H., Germany

Dr. Gerd Krick
Chairman of the Supervisory Board of Fresenius AG and Chairman of the Supervisory Board of Fresenius Medical Care AG & Co. KGaA

Volker Weber
Deputy Chairman
Full-time Secretary of the trade union Mining, Chemicals and Energy

Wilhelm Sachs
Chairman of the General Works Council of Fresenius AG

Gerhard Herres
Member of the Deutscher Handels - und Industrieangestellten Verband in the CGB trade union

Dr. Gabriele Kroner
Doctor of Medicine

Dr. Bernd Mathieu
Senior Vice President Patents
Fresenius Medical Care AG & Co. KGaA

Christel Neumann
Chairlady of the Fresenius European Employee Forum, Chairlady of the Works Council, Schweinfurt, Germany plant

Ilona Oesterle
Deputy Chairlady of the Works Council, Bad Homburg v.d.H.


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

Dr. Gerhard Rupprecht
Chief Executive Officer of Allianz Deutschland AG
Financial Services

Dr. Dieter Schenk
Lawyer and tax consultant
Norr Stiefenhofer Lutz (law firm)
Brienner Strasse 28
80333 Munich, Germany

Dr. Karl Schneider
Former Spokesman of the Managing Board of Sudzucker AG
Maximilianstrasse 10
68045 Mannheim, Germany

Dr. Bernhard Wunderlin
Former Managing Director Harald Quandt Holding GmbH

MEMBERS OF THE MANAGEMENT BOARD

Dr. Ulf M. Schneider
Chairman of the Management Board of Fresenius AG

Rainer Baule
Member of the Management Board of Fresenius AG

Dr. Ben Lipps
Member of the Management Board of Fresenius AG
Chairman of the Management Board of Fresenius Medical Care Management AG, the general partner of Fresenius Medical Care AG & Co. KGaA

Stephan Sturm
Member of the Management Board of Fresenius AG
Chief Financial Officer and Labor Relations Director

Andreas Gaddum
Member of the Management Board of Fresenius AG


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